                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF           APRIL, 1999
                ----------------------------------


                  ROYAL CARIBBEAN CRUISES LTD.
                  -------------------------------------------------

                  1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                  -------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)





         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

               FORM 20-F     X             FORM 40-F
                           -----                       -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

               YES                         NO            X
                           -----                       -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].


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(LOGO)   Royal Caribbean (R)
         INTERNATIONAL



                                                      Contact: Lynn Martenstein
                                                      or Rich Steck
                                                           (305) 539-6573

                                                      FOR RELEASE APRIL 21, 1999



ROYAL CARIBBEAN REPORTS RECORD FIRST QUARTER RESULTS

MIAMI - April 21, 1999 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced record first quarter earnings today, posting a 16.3% increase in net income to $90.2 million or $0.49 per share in 1999 on a diluted basis, as compared to $77.5 million or $0.44 per share in 1998.

         The Company's record results were achieved despite temporarily lower capacity due to unusual events. MONARCH OF THE SEAS missed 11 cruises during the quarter due to a grounding incident in mid-December. Also affecting capacity was the loss of one voyage each on GRANDEUR OF THE SEAS and ENCHANTMENT OF THE SEAS due to unscheduled engine repairs. Positively affecting results were reduced operating expenses on a per unit basis and lower SG&A expenses compared to last year. Net yields (net revenue per available passenger cruise day) were essentially equal to last year after adjusting for the consequences of the ships being out of service.

         "I am quite pleased with the first quarter results, and especially our ability to improve earnings in the face of the extraordinary operational challenges we encountered. We are also pleased, but not surprised, by our ability to sustain our net yields after the fabulous pricing gains we achieved last year," said Richard D. Fain, chairman & chief executive officer. "We continue to have a positive view for our earnings outlook in 1999 based on current trends."

         Total Gross Revenues were $610.0 million compared to $659.8 million in 1998. This reduction in revenues was primarily due to the reduction in capacity and dilution from redemption of cruise coupons related to the ships being out of service. The gross yield was impacted by a lower air/sea mix and by a reduction in occupancy to 102.1% from 104.6%. Net Income includes





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                            CORPORATE COMMUNICATIONS
--------------------------------------------------------------------------------
      1050 Caribbean Way * Miami, FL 33132-2096 USA * tel: 305-539-6573 *
                  * fax: 305-536-0140 * www.royalcaribbean.com
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ROYAL CARIBBEAN REPORTS RECORD FIRST QUARTER RESULTS                     2-2-2-2





approximately $17 million of proceeds from loss-of-hire insurance for the affected voyages, which is included in Other Income.

         Royal Caribbean Cruises Ltd. is a global cruise company operating a fleet of 16 vessels under two cruise brands, Royal Caribbean International and Celebrity Cruises. The Company has nine additional ships on order. The first of three Eagle-class ships, VOYAGER OF THE SEAS, is scheduled for service in 1999, followed by two sister vessels scheduled for delivery in 2000 and 2002. Two Vantage-class vessels are scheduled for delivery in 2001 and 2002. Four Millennium-class vessels are scheduled for delivery in 2000, 2001 and 2002. The Company currently operates cruises visiting Alaska, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Far East, Hawaii, Mexico, New England, the Panama Canal, Russia and Scandinavia. For additional information about Royal Caribbean, visit the line's Internet sites on the World Wide Web at http://www.royalcaribbean.com, http://www.celebrity-cruises.com or http://www.rclinvestor.com.





Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, delivery schedule of new vessels, emergency ship repairs and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                                       ###







                            (Financial Tables Follow)

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                    FIRST QUARTER ENDED
                                                          MARCH 31,
                                                ---------------------------
                                                    1999           1998
                                                ------------   ------------

REVENUES                                        $    610,046   $    659,777
                                                ------------   ------------

EXPENSES
  Operating                                          366,613        396,410
  Marketing, selling and administrative               87,814         96,292
  Depreciaton and amortization                        47,229         47,614
                                                ---------------------------
                                                     501,656        540,316
                                                ---------------------------

OPERATING INCOME                                     108,390        119,461
                                                ---------------------------

OTHER INCOME (EXPENSE)
  Interest income                                        891          2,579
  Interest expense, net capitalized interest         (35,222)       (42,556)
  Other income (expense)                              16,137         (1,947)
                                                ---------------------------
                                                     (18,194)       (41,924)
                                                ---------------------------

NET INCOME                                      $     90,196   $     77,537
                                                ===========================

BASIC EARNINGS PER SHARE
  NET INCOME                                    $       0.52   $       0.45
                                                ============   ============

DILUTED EARNINGS PER SHARE
  NET INCOME                                    $       0.49   $       0.44
                                                ============   ============

  Weighted average shares outstanding            183,075,050    177,220,624
                                                ============   ============

--------------------------------------------------------------------------------

                                   STATISTICS

                                                       FIRST QUARTER
                                                ---------------------------
                                                    1999           1998
                                                ------------   ------------
Occupancy as a percentage of total capacity        102.1%         104.6%

Passenger Cruise Days                            2,631,949      2,807,504

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ROYAL CARIBBEAN CRUISES LTD.
                                    ----------------------------
                                            (Registrant)



Date:    April 30, 1999             By: /s/ RICHARD J. GLASIER
                                        -------------------------
                                        Richard J. Glasier
                                        Executive Vice President
                                          and Chief Financial Officer